SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule13a-16 or 15d-16 under
 the Securities Exchange Act of 1934
For the month of August 2016

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form20-F ☑ Form40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Press Release

The press release issued by DHT Holdings, Inc. (the “Company”) on November 1, 2016 related to its results for the third quarter of 2016 and its declaration of a quarterly dividend is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Credit Agreement

On September 26, 2016, DHT Holdings, Inc. (the “Company”) entered into a term loan facility agreement (the “Term Loan Facility”) with Nordea Bank Norge ASA and DNB Bank ASA, as lenders, DHT Leopard Limited (a wholly owned subsidiary of the Company), Chris Tanker Corporation (a wholly owned subsidiary of the Company), Ann Tanker Corporation (a wholly owned subsidiary of the Company), Cathy Tanker Corporation (a wholly owned subsidiary of the Company) and Sophie Tanker Corporation (a wholly owned subsidiary of the Company), as borrowers.  The Term Loan Facility amends and restates the October 20, 2015 term loan facility agreement among Nordea Bank Norge ASA, DNB Bank ASA, DHT Leopard Limited and the Company in order to add an additional $40 million tranche that will be used to refinance all amounts outstanding and owing under the April 29, 2013 term loan facility agreement, among the Royal Bank of Scotland plc, DHT Maritime, Inc., Ann Tanker Corporation, Cathy Tanker Corporation, Chris Tanker Corporation, London Tanker Corporation, Newcastle Tanker Corporation and Regal Unity Corporation.  Borrowings will bear interest at a rate equal to (i) LIBOR plus 2.25%, for borrowings made by DHT Leopard Limited, and (ii) LIBOR plus 2.75%, for all other borrowings.  Borrowings will be secured by customary ship mortgages on the DHT Leopard vessel, DHT Chris vessel, DHT Ann vessel, DHT Cathy vessel and DHT Sophie vessel.  The Term Loan Facility is attached hereto as Exhibit 10.1 and is incorporated by reference.

The portion of this Report on Form 6-K under the heading “Credit Agreement” and Exhibit 10.1 hereof are herby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-199697.

Exhibit List

Exhibit	Description

10.1
Term Loan Facility, dated as of September 26, 2016, among Nordea Bank Norge ASA, DNB Bank ASA, DHT Leopard Limited, Chris Tanker Corporation, Ann Tanker Corporation, Cathy Tanker Corporation, Sophie Tanker Corporation and DHT Holdings, Inc.

99.1	Press Release dated November 1, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: November 4, 2016	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer